SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated March 28, 2003

BENETTON GROUP SPA AGREES TO SELL PRINCE TO LINCOLNSHIRE EQUITY FUND

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: March 28, 2003

BENETTON AGREES TO SELL PRINCE TO LINCOLNSHIRE EQUITY FUND

Ponzano, 28th March 2003. The Benetton Group has signed an agreement for the sale of the Prince and Ektelon brands to management and to Lincolnshire Equity Fund II, L.P., a US based private equity fund, already active in the sporting goods business.

The consideration agreed for the Prince and Ektelon brand names and for all of the intangible assets pertaining to Prince is Euro 36.5 million, of which Euro 10 million payable at closing, expected to take place on April 30th 2003, and Euro 26.5 million payable in January 2004. At closing, other elements pertaining the Prince business will be transferred at their net book value.

Prince has achieved strong profitability improvements in 2002 and the business has generated Euro 77.0 million in revenues in the same year.

The agreement completes the exit of the Benetton Group from the sport equipment business, enabling it to focus its activities on the core clothing business.

For further information, please contact: +39 0422 519036

www.benetton.com/press

www.benetton.com/investors